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2/3/03

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03002004

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SEC FILE NUMBER

8- 5281

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 21 2003
WASH, D.C.
181

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amendment

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOVEMBER 1, 2001 (MM/DD/YY) AND ENDING OCTOBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRIMBERG & CO.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 ROCKEFELLER PLAZA - SUITE 2570

(No. and Street)

NEW YORK	NEW YORK	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS A. MLYNARCZYK, JR. (212) 333-5400

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.

(Name — *if individual, state last, first, middle name*)

1430 BROADWAY - 6TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK BRIMBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying ~~financial statement and~~ supporting schedules pertaining to the firm of BRIMBERG & CO., as of OCTOBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE.

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

HEATHER M. SEAL
Notary Public, State of New York
No. 01SE6055767
Qualified in Queens County
Commission Expires March 05, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited ~~Statements of Financial Condition with respect to methods of consolidation~~. Computation of Net Capital of Part IIA
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIMBERG & CO.
RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL
AND BRIMBERG & CO's CORRESPONDING UNAUDITED PART IIA
COMPUTATION OF NET CAPITAL

October 31, 2002

Unaudited Net Capital - October 31, 2002 Part IIA	518,007.00
Audited Net Capital - October 31, 2002 Parat IIA	518,007.00

NO MATERIAL DIFFERENCES EXISTED